Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-177876 of our report dated April 4, 2012 relating to the financial statements of Smith Electric Vehicles Corp. and subsidiaries (the “Company”), (which report expresses an unqualified opinion on the combined financial statements and includes explanatory paragraphs relating to the ability of the Company to continue as a going concern, the allocation of corporate costs from Tanfield, and the acquisition of the assets and liabilities of SEV Group Ltd. and Saxon Specialist Electric Vehicles from Tanfield) appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading, “Experts”, in such Prospectus.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

April 4, 2012